

December 29, 2011

Via E-mail
James R. Smith, Jr.
President, and Interim Chief Executive Officer
Motricity, Inc.
601 108th Ave. Northeast, Suite 800
Bellevue, WA 98004

>   **Re: Motricity, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed December 2, 2011**
>   **File No. 333-178309**
>   **Form 10-Q for the Quarterly Period Ended September 30, 2011**
>   **Filed November 21, 2011**
>   **Current Report on Form 8-K/A Dated April 14, 2011**
>   **Filed June 24, 2011**
>   **Amendment No. 2 to Current Report on Form 8-K/A Dated April 14, 2011**
>   **Filed December 2, 2011**
>   **File No. 001-34781**

Dear Mr. Smith:

    We have reviewed your registration statement and other filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and other filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1.   Your second amended current report on Form 8-K filed on December 2, 2011 included financial statements for your April 14, 2011 acquisition of Adenyo Inc. Please explain to

us how this meets the requirements of Item 9.01 of Form 8-K and General Instruction I.A.3(b) to Form S-3.

2.   Your current report on Form 8-K filed on March 18, 2011 pertained to an event that occurred on Saturday, March 12, 2011. Please explain to us how you determined that this Form 8-K was filed in a timely manner. See General Instruction B.1 to Form 8-K and General Instruction 1.A.3(b) to Form S-3.

3.   We note that you recently filed requests for confidential treatment for certain exhibits. Any comments related to such requests will be provided under separate cover. Please note that we must resolve all issues concerning the confidential treatment requests prior to the effectiveness of your registration statement.

Outside Front Cover Page of Prospectus

4.   Please revise to disclose that you are required to use the first $20 million of offering proceeds to repay a loan from a related party.

Questions and Answers Relating to the Rights Offering, page 2

5.   On page 3, and throughout the prospectus, you state that your loan from High River Limited Partnership was the product of "arm's length" negotiations. Please revise throughout your prospectus to delete the phrase "arm's length" or advise.

Description of Capital Stock and the Rights

Capital Stock, page 42

6.   The first sentence of the second paragraph of this section states that you have summarized "some" of the material terms, rights and preferences of your capital stock, and that your summary is "not complete." Please revise to provide a materially complete description and to eliminate the suggestion that your disclosure is not materially complete.

Series J Preferred Stock, page 43

7.   In the second sentence of this section, you state that the summary "does not purport to be complete" and is subject to and qualified in its entirety by reference to certain exhibits. Please revise to provide a materially complete description and to eliminate the suggestion that your disclosure is not materially complete; we will not object if you suggest that investors see the exhibits for the complete terms of the agreements.

Legal Matters, page 63

8.   You state that if the securities are distributed in an underwritten offering, certain legal matters will be passed upon for the underwriters by counsel identified in the applicable prospectus supplement. This appears to be the only reference to an underwritten offering in the prospectus. Please advise.

Incorporation of Documents by Reference, page 64

9.   You have not incorporated by reference your current reports on Form 8-K filed on January 4, 2011, January 31, 2011, and February 15, 2011. In addition, you have not incorporated by reference your amended current reports on Form 8-K filed on February 1, 2011 and June 24, 2011. See Item 12(a)(2) of Form S-3. Please revise.

      Further, we note that you have incorporated by reference your definitive proxy statement filed on September 27, 2011 even though Item 12(a) does not require this filing to be incorporated while you have not incorporated by reference your definitive additional proxy materials filed after the filing date of this registration statement. Please advise or revise.

10.   Your registration statement does not specifically incorporate filings made between the filing date of the registration statement and the effectiveness of the registration statement. Please incorporate by reference your Form 8-K that was filed after the filing of this registration statement. See Item 12(a) of Form S-3; for guidance, refer to Question 123.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Securities Act Forms.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Notes to Condensed Consolidated Financial Statements

Note 3. Business Combination

Acquisition of Adenyo Inc.

11.   In April 2011, upon the acquisition of Adenyo Inc., we note that you recognized intangible assets of $22.5 million and goodwill of $76.0 million. You indicate that during the subsequent three months interim period ended September 30, 2011, impairment charges included approximately $11.0 million related to the Adenyo intangible assets and approximately $70.3 million related to Adenyo goodwill. Please further explain the specific facts and circumstances leading to the impairment of the Adenyo intangible assets and goodwill shortly after the acquisition. In this regard, you indicate in Note 2 that one factor contributing to the impairment charges was the

reduction in the actual and anticipated performance of acquired businesses. Explain what specifically changed in the acquired business since the date of the acquisition. Tell us what consideration you gave to including more detailed information. Refer to ASC 350-20-50-2a.

12. Tell us what consideration you gave to including the disclosures required by paragraphs 1 and 4 of ASC 805-10-50-2h related to the acquisition of Adenyo Inc.

Management Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Product development and sustainment, excluding depreciation, page 21

13. We note that you recorded a loss associated with revenue contracts assumed to be completed at a loss. Please describe the type of contract that experienced these losses and tell us why you believe that these contracts will now be completed at a loss. That is, indicate the nature or cause of the loss along with the term of the contracts and the percentage-of-completion, if applicable. Tell us the amount of contracts that have similar fee structures in each reporting period. Further, ensure that future filings include an analysis within your discussion of these losses.

Current Report on Form 8-K/A Dated April 14, 2011 Filed June 24, 2011

Item 9.01 Financial Statements and Exhibits

(a) Financial Statements of Business Acquired

Consolidated Financial Statements of Adenyo Inc.

Notes to the Consolidated Financial Statements

14. Tell us what consideration you gave to providing information about geographical areas pursuant to paragraph 33 of IFRS 8.

Amendment No. 2 to Current Report on Form 8-K/A Dated April 14, 2011 Filed December 2, 2011

Item 9.01 Financial Statements and Exhibits

(a) Financial Statements of Business Acquired

15.   We note that you have provided the audited consolidated financial statements of Silverback Media Plc for the year ended December 31, 2009 within the Form 8-K/A filed December 2, 2011 and the audited consolidated financial statements of Adenyo Inc. for the year ended December 31, 2010 are incorporated by reference to the Form 8-K/A filed on June 24, 2011. Tell us what consideration you gave to filing complete audited consolidated financial statements for the two years ended December 31, 2010 in accordance with Rule 3-05 of Regulation S-X within this Form 8-K/A.

16.   Tell us your consideration of updating the financial statements included in this Form 8-K/A to include interim financial statements of Adenyo due to the filing of your Form S-3. See Rule 3-05 of Regulation S-X. In this regard, the update would be for the three months ending March 31, 2011.

Audited Consolidated Financial Statements of Silverback Media Plc

Report of Independent Registered Public Accounting Firm

17.   We note that the audit report is for the year ended December 31, 2009; however, the financial statements include both the 2009 and 2008 years. Please revise the audit report to cover both periods.

Notes to the Financial Statements

Note 2. Accounting Policies

(j) Revenue recognition

18.   We note from the Notes to Consolidated Financial Statements included on the Form 8-K/A filed on June 24, 2011 that, effective January 1, 2010, Adenyo Inc. changed its revenue recognition accounting policy from gross revenue reporting to net revenue reporting for certain transactions and the comparative 2009 amounts were retrospectively restated. Tell us what consideration you gave to the retrospective application of this change in accounting policy. Refer to the applicable authoritative accounting guidance in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
Samuel P. Williams, Esq.
Nina E. Andersson-Willard, Esq.
Brown Rudnick LLP